Newcastle Investment Corp.	1345 AVENUE OF AMERICAS 46th FLOOR NEW YORK, NY 10105 TEL 212 798-6100

September 4, 2008

Mr. William Demarest

Staff Accountant

United State Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newcastle Investment Corp. (the “Company”)

Form 10-K for the year ended December 31, 2007

Filed February 29, 2008

File No. 1-31458

Dear Mr. Demarest:

We have received the letter dated August 20, 2008 (the “Letter”), from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) with respect to its review of the Company’s Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”) filed on February 29, 2008.

For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold. Our responses follow the Staff’s numbered comments.

Form 10-K for the year ended December 31, 2007

Item 6 Selected Financial Data, page 36

1.	We note your disclosure on pages 37 and 65 regarding Funds from Operations (“FFO”). In future filings please disclose whether you calculate FFO in accordance with the standards established by NAREIT. If not, please use a term other than FFO to describe your calculation and disclose how your calculation differs from the NAREIT definition.

Response

We respectfully inform the Staff that our definition of FFO is not in accordance with the standards established by NAREIT due to one factor. As disclosed in our filings, “we consider gains and losses on resolution of our investments to be a normal part of our recurring operations and therefore do not exclude such gains and losses when arriving at FFO.” We will change the term used in future filings as requested and clarify that the previously mentioned disclosure represents a departure from the NAREIT definition of FFO.

Mr. William Demarest

Securities and Exchange Commission

September 4, 2008

Notes to Consolidated Financial Statements

Note 4 – Real Estate Securities, page 97

2.	We note that you had $430 million of unrealized losses recorded as of December 31, 2007 related to your real estate securities. We also note that these unrealized losses increased in 2008 to $620 million as of June 30, 2008 and that the securities related to $580 million of these losses have been in an unrealized loss position for more than twelve months. You disclose that these unrealized losses are primarily the result of market factors, rather than credit impairment, and that you have performed credit analyses in relation to such securities which support your belief that the carrying values of such securities are fully recoverable over their expected holding period. However, based on the factors described in SAB 5M, it appears that these remaining unrealized losses may be other-than-temporary. Please specifically tell us how you considered the length of the time and the extent to which the market value of these securities has been less than cost when you determined that these losses should not be realized. Furthermore, we note that in the first quarter of 2008 you sold over $1 billion of securities in order to increase your liquidity. In light of these sales, the continuing market decline, and your liquidity and capital needs, please tell us how you determined that you have the ability and intent to hold these securities until maturity.

Response

SAB 5M states that in performing an analysis to determine whether securities are other-than-temporarily impaired “there are numerous factors to be considered in such an evaluation and their relative significance will vary from case to case.” It also gives three examples of factors to consider: (i) the length of the time and the extent to which the market value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value. We respectfully inform the Staff that we considered each of these factors as follows:

i.	The length of the time and the extent to which the market value has been less than cost:

a.

We believe that large unrealized losses over long periods are a significant factor that warrants further analysis to determine whether a security is other-than-temporarily impaired. We have historically used this factor as one determinant of whether securities require further analysis regarding other-than-temporary impairment (“OTTI”) (other factors are enumerated in the “Application of Critical Accounting Policies” section of our filings). Specifically, we have historically performed more detailed analyses for securities that have had unrealized losses for longer than 12 months and particularly for those which have experienced credit spread changes in excess of 50 basis points. As more of our securities have traded at a discount to carrying value, a trend that began in the second quarter of 2007, we have expanded the scope of our detailed analysis

Mr. William Demarest

Securities and Exchange Commission

September 4, 2008

beyond the historical scope and have conducted a quarterly detailed analysis of our entire portfolio for OTTI. If we expect that a security will make all contractual payments when they are due, and if we have the intent and ability to hold such security until its fair value equals or exceeds cost, then we place less importance on this factor in determining whether any OTTI exists. However, if we do not expect that a security will make all contractual payments when they are due, or if we do not have the intent and ability to hold such security until its fair value equals or exceeds cost, then we consider the impairment to be other-than-temporary. We have taken more than $350 million of charges related to OTTI on securities, primarily ABS, with a face amount exceeding $770 million during the period from June 30, 2007 through June 30, 2008.

ii.	The financial condition and near-term prospects of the issuer:

a.	In assessing whether the unrealized losses on our securities were other-than-temporary, we evaluated whether the decline in fair value of the securities below their carrying value was a result of an adverse change in their estimated cash flows (either timing or amount).

b.	As part of our detailed analysis with respect to our ABS and CMBS investments, we prepare cash flow models for each deal to determine whether or not we expect to receive contractual payments as due on the securities we own. If we do not expect, based on the model outputs, to receive all contractual payments as they are due, we consider the security to be other-than-temporarily impaired. We compile a large amount of information on the underlying collateral within each of our deals on a quarterly basis, which is used to help determine the inputs for such models. The significant inputs that go into these models include:

1.	Expected prepayments – generally estimated based on prepayment curves derived from widely used third party services and other market assumptions, as well as historical data on the underlying collateral, that we believe are within the range of generally accepted industry practice.

2.	Default rates – generally estimated based on the performance of individual deals, including current delinquencies and expected future defaults. We believe these assumptions are within the range of generally accepted industry practice.

3.	Loss severity – generally estimated based on the severity of losses on prior defaulted loans within a particular deal, as well as expectations regarding future loss severity. We believe these assumptions are within the range of generally accepted industry practice.

The results derived from these models have led us to conclude that a significant portion of our ABS portfolio has experienced an adverse change in estimated cash flows, while the substantial majority of our CMBS portfolio has not experienced an adverse change in estimated cash flows.

Mr. William Demarest

Securities and Exchange Commission

September 4, 2008

c.	We believe that the securities in question, the majority of which are CMBS, have traded at a significant discount to their carrying value primarily due to the ongoing liquidity crisis in the related markets, as well as other market factors, and have not experienced credit impairment. The inability to securitize or otherwise finance assets of these types has caused investors to require equity-like returns from such investments and has caused instability and a lack of confidence in the markets, thereby severely depressing prices. However, this inability does not, in our opinion, reflect credit impairment. We believe this market displacement is temporary in nature and is non-indicative of long-term pricing, and we anticipate a full recovery to carrying value. By contrast, we believe that the declines in fair value of the securities in our ABS portfolio have been caused by defaults and reductions in expected cash flows in addition to the factors just described. As a result, we have recorded OTTI with respect to a large amount of these securities as described above.

d.	We continue to monitor each security in our portfolio for OTTI, and if conditions in the markets continue to deteriorate, these future events could cause us to record impairment on additional securities.

iii.	The intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value:

a.	We also considered our intent and ability to hold the securities with unrealized losses for a period of time sufficient to allow for any anticipated recovery in market value. We have traditionally utilized collateralized bond obligations (“CBOs”) as a means for financing our securities. Our CBOs provide us with long-term, non-recourse financing, which enables us to hold the related securities until they fully recover in value.

b.	The first quarter of 2008, and the events that led up to that time, was an unusual period in our history. The confluence of several factors, including the termination of our credit line, the termination of our asset-backed commercial paper program, and concerns about the ability to roll forward our repurchase agreements during the most severe period of the market liquidity crisis, caused us to sell a significant portion of our portfolio as a precautionary measure. These sales resulted in a loss which was reflected in our December 31, 2007 financial statements since we no longer had the intent to hold these securities to their expected recovery. We believe that we are now better-situated to address adverse market conditions. We currently have in excess of $200 million of unrestricted cash and have significantly reduced our recourse debt. No further securities, other than those on which we have recorded OTTI, of a material amount have been sold since the first quarter of 2008.

Mr. William Demarest

Securities and Exchange Commission

September 4, 2008

c.	We do not have any contractual requirements to sell securities and we have the exclusive decision making ability regarding the potential sale of all assets on our balance sheet (i.e., we have not delegated any decision making authority to any third parties).

d.	We have historically held, and expect again in the future to hold, our securities for investment and have generally not sold securities except to the extent that we have been able to realize opportunistic profits that could then be reinvested at greater returns. We believe that the prices at which a substantial majority of our securities currently trade do not represent the “true value” of such securities and that the most accretive use of such securities for the benefit of our shareholders is to hold them until the contractual payments are received. Therefore, our intent as of June 30, 2008 was to hold such securities until their expected recovery.

Note 5 – Real Estate Related Loans, Residential Loans and Subprime Mortgage Loans, page 100

3.	We note that substantially all of your loans receivable are classified as held for investment. We also note that you determined that a whole loan and a corporate loan were held for sale at December 31, 2007. Please tell us how you determined that only these two loans should be reclassified as held for sale. Furthermore, please tell us how you determined that you have the intent and ability to hold the remaining loans receivable for the foreseeable future or until maturity. Please tell us how you considered your current financial condition and liquidity demands, your current business plan, the current economic environment and related market conditions, and your past practices when determining whether or not you have the intent and ability to hold these loans for the foreseeable future or until maturity. For reference, please see SFAS 65 and SOP 01-6.

Response

SOP 01-6 states that loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff should be reported in the balance sheet at outstanding principal adjusted for the allowance for loan losses and any unamortized premiums or discounts. The factors to be considered in applying the “intent and ability” standard have been interpreted by the Staff as being similar to those for securities, as described in a speech given by Ashley W. Carpenter, Office of the Chief Accountant of the SEC, on December 10, 2007. SOP 01-6 also states that once a decision has been made to sell loans not previously classified as held for sale, such loans should be transferred into the held-for-sale classification and carried at the lower of cost or fair value. Pursuant to SFAS 65, loans held for sale are reported at the lower of cost or fair value. We respectfully inform the Staff that:

Mr. William Demarest

Securities and Exchange Commission

September 4, 2008

i.	For the same reasons included in our discussion regarding our securities in response #2, we believe that we have the intent and ability to hold our loans receivable for the foreseeable future or until maturity or payoff. The discussion in response #2 considers our current financial condition and liquidity demands (subsections (iii.a.) and (iii.b)), our current business plan (subsections (iii.b) and (iii.d)), the current economic environment and related market conditions (subsection (iii.b)), and our past practices (subsection (iii.d)).

ii.	The two loans were classified as “held for sale” at December 31, 2007 since they were sold in the first quarter of 2008, prior to the issuance of our December 31, 2007 financial statements and in response to the unusually severe market conditions we experienced in the first quarter of 2008 as described in response #2. No further loans have been sold since December 31, 2007. As of June 30, 2008, we did not intend to sell any of our other loans receivable.

In connection with our response to the Staff’s comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please contact me at 212-479-5343.

Sincerely,

/s/ Brian C. Sigman
Brian C. Sigman
Chief Financial Officer